UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 6

                    Under the Securities Exchange Act of 1934


                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    965063100
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                                    4th Floor
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 8, 2006
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

            This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2005, as amended (the "Statement"), by and on behalf of Seymour Holtzman, SH Independence, LLC ("Independence"), Holtzman Financial Advisors, LLC ("Advisors") and Holtzman Opportunity Fund, L.P. ("Opportunity") with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 4.     PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

            On February 8, 2006, in accordance with the Merger Agreement, the Investors, WJ Holding, WJ Acquisition, Michael Zimmerman and Seymour Holtzman commenced the previously announced tender offer to pay all Issuer stockholders (other than the Reporting Persons, Prentice and their respective affiliates) $1.60 for each share of Common Stock duly tendered to WJ Acquisition and not withdrawn, contemplated to be followed by a merger of WJ Acquisition with and into the Issuer, pursuant to which all non-tendering Issuer stockholders (other than the Reporting Persons, Prentice and their respective affiliates) would receive $1.60 per share, all as set forth in the Schedule TO filed with the SEC on February 8, 2006.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 9, 2006

                                       /s/ Seymour Holtzman
                                       ---------------------------
                                       Seymour Holtzman

                                       SH INDEPENDENCE, LLC


                                       By: /s/ Seymour Holtzman
                                       -------------------------------------
                                            Name: Seymour Holtzman
                                            Title:   Managing Member

                                       HOLTZMAN FINANCIAL ADVISORS, LLC
                                       By:  SH Independence, LLC, its Managing
                                            Member


                                       By: /s/ Seymour Holtzman
                                          ---------------------------------
                                            Name:  Seymour Holtzman
                                            Title: Manager


                                       HOLTZMAN OPPORTUNITY FUND, L.P.
                                       By: Holtzman Financial Advisors, LLC,
                                           its General Partner

                                       By:  SH Independence, LLC, its Managing
                                            Member

                                       By: /s/ Seymour Holtzman
                                          --------------------------------
                                            Name:  Seymour Holtzman
                                            Title: Manager